UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated October 2, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                     A news release dated 3 September 2012 entitled ‘VODAFONE AND ZAIN GROUP ANNOUNCE MULTI-COUNTRY PARTNER MARKET AGREEMENT’

2.                                     A news release dated 18 September 2012 entitled ‘LAST CALL TO DEVELOP SOCIAL INCLUSION APP AND SHARE €200,000 PRIZE FUND’

3.                                     A news release dated 27 September 2012 entitled ‘VODAFONE HOSTS ENTERPRISE OPEN OFFICE EVENT’

4.                                     Stock Exchange Announcement dated 3 September 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

5.                                     Stock Exchange Announcement dated 4 September 2012 entitled ‘Transactions in Own Securities’’

6.                                     Stock Exchange Announcement dated 5 September 2012 entitled ‘Transactions in Own Securities’

7.                                     Stock Exchange Announcement dated 7 September 2012 entitled ‘Transactions in Own Securities ‘

8.                                     Stock Exchange Announcement dated 11 September 2012 entitled ‘Transactions in Own Securities’

9.                                     Stock Exchange Announcement dated 13 September 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

10.                              Stock Exchange Announcement dated 14 September 2012 entitled ‘Transactions in Own Securities’

11.                              Stock Exchange Announcement dated 17 September 2012 entitled ‘Transaction in Own Securities’

12.                              Stock Exchange Announcement dated 18 September 2012 entitled ‘Transaction in Own Securities’

13.                              Stock Exchange Announcement dated 19 September 2012 entitled ‘Transaction in Own Securities’

14.                              Stock Exchange Announcement dated 21 September 2012 entitled ‘Transaction in Own Securities’

15.                              Stock Exchange Announcement dated 24 September 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.                              Stock Exchange Announcement dated 25 September 2012 entitled ‘Transaction in Own Securities’

17.                             Stock Exchange Announcement dated 26 September 2012 entitled ‘Transaction in Own Securities’

18.                              Stock Exchange Announcement dated 28 September 2012 entitled ‘Vodafone Group Plc - Voting Rights and Capital’

03 September 2012

VODAFONE AND ZAIN GROUP ANNOUNCE MULTI-COUNTRY PARTNER MARKET AGREEMENT

•                  Significantly expands Vodafone’s presence in the Middle East and provides Zain with greater access to Vodafone’s global footprint

•                  Advances both Vodafone and Zain’s ability to deliver communications services to multinational businesses both in and out of the region

Vodafone Group (“Vodafone”) and Zain Group (“Zain”) today jointly announce a Partner Market agreement that will significantly expand Vodafone’s Partner Market presence in the Middle East and provide Zain customers with greater support in Vodafone’s global footprint.

Under the non-equity partnership agreement, Vodafone will work with Zain companies in Saudi Arabia, Bahrain, Kuwait, Jordan and Iraq to provide customers with high quality communications services. The move will enhance both Zain and Vodafone’s ability to meet growing demand among multinational businesses for sophisticated voice and data communications solutions as well as advanced roaming services within the Middle East. This will complement Vodafone’s own regional operations in Egypt and Qatar and increase the number of countries in which Vodafone has Partner Market agreements to more than 50.

Zain will have access to Vodafone’s devices and services in its home markets and become the preferred partner of Vodafone in respect of the agreed areas of cooperation. Vodafone and Zain will work together to provide customers with enhanced network coverage, harmonised roaming rates across multiple countries with greater cost efficiencies and Zain will be able to use the Vodafone brand.

Vodafone’s multinational customers served by Vodafone Global Enterprise will benefit by being able to add the Zain countries to their existing contracts for international managed services, while continuing to be serviced via a single point of contact. Zain will similarly benefit from Vodafone’s footprint. In addition, Vodafone plans to support multinational corporations by providing communications expenditure tracking and procurement services while introducing innovative mobile price plans across the two organisations’ shared area of operations.

“The partnership with Vodafone will allow Zain to bring tangible benefits to both its customers and employees,” said Zain Group Deputy CEO and Chief Operating Officer, Mr Hisham Akbar. “This groundbreaking agreement will give our customers innovative products and services from around the world. At the same time, Vodafone’s commercial insights and technical expertise will translate into significant operational efficiencies for Zain over the long-term as we transition our networks to next generation networks and beyond.”

Mr Ravinder Takkar, CEO, Vodafone Partner Markets, commented: “Our agreement with Zain provides an opportunity for Vodafone to build its presence and work with a leading operator in the Middle East. By combining the geographical reach of our companies’ respective networks, we can strengthen and deepen the benefits to our customers operating in these large and dynamic markets. We are delighted that Zain has joined our successful Partner Market community, which increases to more than 50 markets worldwide with the addition of Zain’s Middle Eastern countries.”

- ends -

For further information:

Vodafone Group

Investor Relations	Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

Zain Group

Investor Relations	Group Media
+965 2464 4956	+965 2464 4015
www.zain.com/investor	www.zain.com/media

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 406 million customers in its controlled and jointly controlled markets as at 30 June 2012.  Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com.

About Zain

Zain is a leading telecommunications operator across the Middle East and North Africa providing mobile voice and data services to over 41.4 million active customers as of 30 June 2012. With a commercial presence in eight countries, Zain is listed on the Kuwait Stock Exchange (stock ticker: ZAIN). For more information, please email info@zain.com or visit: www.zain.com, www.facebook.com/zain, www.twitter.com/zain and www.youtube.com/zain

18th September 2012

LAST CALL TO DEVELOP SOCIAL INCLUSION APP AND SHARE €200,000 PRIZE FUND

There is just a month left to enter the Vodafone Foundation Smart Accessibility Awards and be in with a chance to win a share of a €200,000 prize fund for the best smartphone app to help older people and people with disabilities.

The competition, now in its second year, will close to new entries on Monday, 15 October 2012 and culminate in an award ceremony in early December at which four winners will each be presented with a cheque for €50,000. The four award categories include: social participation; independent living; mobility and wellbeing. Entries should be submitted to http://developer.vodafone.com/

The judges are drawn from the organising partners: Vodafone Foundation, AGE Platform Europe — the European network of around 160 organisations of and for people aged 50+ — and the European Disability Forum (EDF), the NGO that represents the interests of 80 million Europeans with disabilities.

Last year, the winning apps included:

•                  A screen of icons which represent key phrases and can be read out using text-to-speech technology. It also allows users to send an emergency text message — with their location — to a pre-defined contact text-to-speech service;

•                  An online map of wheelchair accessibility in public places as well as the ability to post a review;

•                  A video magnifier for people who have dyslexia, colour blindness or other visual impairments, and

•                  An alternative big-button, colour-based home-screen optimised for elderly users and those with impaired sight.

The Smart Accessibility Awards are part of the Vodafone Foundation’s ‘Mobile for Good’ programme which supports initiatives around the world which use mobile technology to drive positive social change. The awards are helping to extend the smartphone revolution to as many communities as possible.

- ends -

About Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes.

In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company.

The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

For further information:

Vodafone Group

Media Relations
Telephone: +44 (0) 1635 664444

27 September 2012

VODAFONE HOSTS ENTERPRISE OPEN OFFICE EVENT

Vodafone Group Plc (“Vodafone”) will today host an Open Office event focusing on its Enterprise business and the core segments within.  This will include a review of the Cable & Wireless Worldwide (“CWW”) opportunities and integration plan, following completion of the acquisition of CWW by Vodafone in July 2012.

The global enterprise market offers attractive growth opportunities and remains a key strategic priority for Vodafone.  We are seeing a number of trends in the enterprise market which play to our strengths — including the increasing focus on employee mobility, the move towards converged services, companies’ desire to manage costs and consolidate supplier bases, system automation and an increasing focus on security.

With respect to the CWW acquisition, we expect to incur cumulative integration costs of approximately £500 million by March 2016. This is expected to deliver cash flow synergies of £150 million to £200 million per annum by March 2016, resulting in operating free cash flow for the Group in that year of £250 million to £300 million from the acquisition. A high proportion of the targeted synergies will come from clearly quantifiable cost savings and network integration benefits. Our immediate goal is to stabilise the CWW business, with full integration expected during the year to March 2016.

The presentation will commence at 0900 BST and can be accessed via webcast at http://www.vodafone.com/content/index/investors .  Presentation materials will be available from this site at 0830 BST. The presentation can also be accessed via conference call on:

020 3426 2845 (Toll)

0808 237 0038 (UK toll free)

A replay of the conference call will be available on:

020 3426 2807 (Toll)

0808 237 0026 (UK toll free)

+1 866 535 8030 (US toll free)

PIN 634531#

- ends -

For further information:

Vodafone Group

Investor Relations	Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

Notes for Editors

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 406 million customers in its controlled and jointly controlled markets as at 30 June 2012.  Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com.

This press release contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 which are subject to risks and uncertainties because they relate to future events. These forward-looking statements include, without limitation, statements in relation to the Group’s future performance, in particular, with respect to the CWW acquisition. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2012. The Annual Report can be found on the Group’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this presentation will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

3 September 2012

RNS: 3904L

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 3 September 2012 by Computershare Plan Managers that on 3 September 2012, Matthew Kirk, a person discharging managerial responsibility, exercised an option over 9,669 ordinary shares of U.S.$0.11 3/7 each in the Company (“Ordinary Shares”). The option was granted on the 23 July 2009 at an option price of 93.85p per Ordinary Share, pursuant to the Rules of the Vodafone Group 2008 Sharesave Scheme.  Mr Kirk has retained all 9,669 Ordinary Shares.

4 September 2012

RNS:  3755L

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 September 2012

Number of ordinary shares transferred:	2,519,350

Highest transfer price per share:	181.50p

Lowest transfer price per share:	181.50p

Following the above transfer, Vodafone holds 4,643,555,999 of its ordinary shares in treasury and has 49,176,320,180 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

5 September 2012

RNS:  4559L

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 September 2012

Number of ordinary shares transferred:	22,451

Highest transfer price per share:	181.5p

Lowest transfer price per share:	181.5p

Following the above transfer, Vodafone holds 4,643,533,548 of its ordinary shares in treasury and has 49,176,352,261 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 September 2012

RNS:  6600L

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 September 2012

Number of ordinary shares transferred:	8,769

Highest transfer price per share:	183.2p

Lowest transfer price per share:	183.2p

Following the above transfer, Vodafone holds 4,643,524,779 of its ordinary shares in treasury and has 49,176,401,210 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 September 2012

RNS:  9227L

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 September 2012

Number of ordinary shares transferred:	1,309,797

Highest transfer price per share:	177.1p

Lowest transfer price per share:	176.5p

Following the above transfer, Vodafone holds 4,642,214,982 of its ordinary shares in treasury and has 49,177,711,007 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 September 2012

RNS: 2360M

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 13 September 2012 by Computershare Trustees Limited that on 12 September  2012 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 175.6p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	142
Michel Combes	142
Matthew Kirk	142
Ronald Schellekens	142

* Denotes Director of the Company

14 September 2012

RNS:  1933M

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 September 2012

Number of ordinary shares transferred:	206,065

Highest transfer price per share:	175.6p

Lowest transfer price per share:	175.6p

Following the above transfer, Vodafone holds 4,642,008,917 of its ordinary shares in treasury and has 49,177,917,942 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 September 2012

RNS: 3108M

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 September 2012

Number of ordinary shares transferred:	31,813

Highest transfer price per share:	174p

Lowest transfer price per share:	174p

Following the above transfer, Vodafone holds 4,641,977,104 of its ordinary shares in treasury and has 49,177,949,925 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

18 September 2012

RNS: 4416M

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 September 2012

Number of ordinary shares transferred:	321,674

Highest transfer price per share:	175.85p

Lowest transfer price per share:	175.85p

Following the above transfer, Vodafone holds 4,641,655,430 of its ordinary shares in treasury and has 49,178,271,599 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 September 2012

RNS: 5127M

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 September 2012

Number of ordinary shares transferred:	5,257

Highest transfer price per share:	175.85p

Lowest transfer price per share:	175.85p

Following the above transfer, Vodafone holds 4,641,650,173 of its ordinary shares in treasury and has 49,178,310,796 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 September 2012

RNS: 7626M

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 September 2012

Number of ordinary shares transferred:	56,848

Highest transfer price per share:	175.4p

Lowest transfer price per share:	175.4p

Following the above transfer, Vodafone holds 4,641,593,325 of its ordinary shares in treasury and has 49,178,367,984 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 September

RNS: 9731M

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 24 September 2012 by Computershare Plan Managers that on 24 September 2012, Morten Lundal, a person discharging managerial responsibility, exercised an option over 9,669 ordinary shares of U.S.$0.11 3/7 each in the Company (“Ordinary Shares”). The option was granted on 23 July 2009 at an option price of 93.85p per Ordinary Share, pursuant to the Rules of the Vodafone Group 2008 Sharesave Scheme.  Mr Lundal retained all 9,669 Ordinary Shares.

25 September 2012

RNS:  9760M

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 September 2012

Number of ordinary shares transferred:	366,452

Highest transfer price per share:	178.45p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,641,226,873 of its ordinary shares in treasury and has 49,178,734,436 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 September 2012

RNS:  1223N

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 September 2012

Number of ordinary shares transferred:	125,665

Highest transfer price per share:	178.45p

Lowest transfer price per share:	178.45p

Following the above transfer, Vodafone holds 4,641,101,208 of its ordinary shares in treasury and has 49,178,860,101 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 September 2012

RNS:  3387N

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 53,819,961,569 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,641,101,208 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 49,178,860,361.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 2, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary